                     SECURITIES AND EXCHANGE COMMISSION
			   WASHINGTON, DC 20549

				SCHEDULE 13G
				(RULE 13d-102)

		INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	      TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
			   PURSUANT TO RULE 13d-2
			   (Amendment No. _____)*

				Aptimus, Inc.
                              (Name of Issuer)

				Common Stock
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                       (Title of Class of Securities)

				03833V108
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                              (CUSIP Number)

				12/31/2006
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            (Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [X]    Rule 13d-1(b)

            [ ]    Rule 13d-1(c)

            [ ]    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03833V108                13G       	    Page  2   OF  5  Pages


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1. 	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

		Munder Capital Management
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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     	(a) [ ]
     	(see instructions)                                 	(b) [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
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                  	5.       SOLE VOTING POWER

      NUMBER OF                     	349,310
       SHARES              -----------------------------------------------------
    BENEFICIALLY     	6.       SHARED VOTING POWER
       OWNED BY
        EACH				0
     REPORTING             -----------------------------------------------------
    PERSON WITH         7.       SOLE DISPOSITIVE POWER

					349,310
                  	   -----------------------------------------------------
           		8.       SHARED DISPOSITIVE POWER

                  	          	0
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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	349,310
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 10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                      [ ]

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 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%
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 12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
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CUSIP No. 03833V108                 13G       	    Page  3   OF  5  Pages


Item 1.

	(a)	Name of Issuer:

		Aptimus, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

		100 Spear Street
		Suite 1115
		San Francisco, CA 94105

Item 2.
	(a)	Name of Person Filing:

	Munder Capital Management ("Munder")

	(b)	Address of Principal Business Office:

	Munder Capital Center
	480 Pierce Street
	Birmingham, MI  48009

	(c)	Citizenship:

	Munder is a general partnership formed under the laws of the State of Delaware

	(d)	Title of Class of Securities:

			Common Stock

	(e)	CUSIP Number:

			03833V108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
	240.13d-2(b) or (c), check whether the person filing is a:

	(e)	[X]	An investment adviser in accordance with 240.13d-1
			(b)(1)(ii)(E);

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

	349,310 shares (the "Common Stock")

	(b)	Percent of Class

	5.3%

CUSIP No. 03833V108                 13G       	    Page  4   OF  5  Pages


	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote:

	349,310

		(ii)	shared power to vote or direct the vote:

	0

		(iii)	sole power to dispose or to direct the disposition of:

	349,310

		(iv)	shared power to dispose or direct the disposition of:

	0

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

	Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	While Munder is the beneficial owner of the shares of Common Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on by the Parent Holding Company

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

CUSIP No. 03833V108                 	13G       	    Page  5   OF  5  Pages


Item 10.	Certification


		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 12, 2007

					MUNDER CAPITAL MANAGEMENT,
					a Delaware general partnership


					By:	/s/ Mary Ann C. Shumaker

					Its:	Associate General Counsel